Nicole C. Brookshire	VIA EDGAR
T: +1 617 937 2357
nbrookshire@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

June 7, 2013

United States Securities and Exchange Commission

110 F Street, N.E.

Washington, D.C.  20549

Attention:  Larry Spirgel

Celeste M. Murphy

Brandon Hill

Terry French

Michael Henderson

RE:        Tremor Video, Inc.
Registration Statement on Form S-1
Filed May 23, 2013
CIK No. 0001375796

File No. 333-188813

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-188813), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on April 3, 2013 and originally filed by the Company with the Commission on May 23, 2013 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY TREMOR VIDEO, INC.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”), which takes into account a 1-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The lead underwriters on the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on June 5, 2013. The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on June 5, 2013 between senior management of the Company and representatives of Credit Suisse Securities (USA) LLC and Jefferies LLC and discussions that took place on June 5, 2013 between certain members of the Company’s board of directors, senior management and representatives of Credit Suisse Securities (USA) LLC and Jefferies LLC. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company supplementally advises the Staff that the Company believes the difference between the most recent fair value of its common stock for option grant purposes, as determined by the Company’s board of directors, and the Preliminary Price Range is largely attributable to the fact that the valuations for stock option grants took into account a non-marketability discount that it believes will continue to apply until the Company completes its initial public offering. The Company will disclose this conclusion in a pre-effective amendment to the Registration Statement as well as set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Please contact me at (617) 937-2357 with any questions or comments regarding the above.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:                                Todd Sloan, Tremor Video, Inc.

Adam Lichstein, Tremor Video, Inc.

Eric Jensen, Cooley LLP